1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 17, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Bellacicco, Division of Investment Management

Re:	KKR Enhanced US Direct Lending Fund-L (the “Fund”)

(File No. 000-56639)

Dear Mr. Bellacicco:

This letter responds to oral comments issued by the Securities and Exchange Commission staff (the “Staff”) in connection with the Staff’s review of Amendment No. 2 to the Fund’s registration statement on Form 10, as filed by the Fund on June 4, 2024. A summary of the Staff’s comments, along with the Fund’s responses, is set forth below.

Comment 1. Please revise the added disclosure regarding wholly-owned subsidiaries to include subsidiaries that are primarily controlled by the Fund and primarily engage in investment activities in securities or other assets.

Response 1. The Fund supplementally confirms that it does not intend to invest in subsidiaries that are primarily controlled by the Fund and primarily engage in investment activities in securities or other assets other than wholly-owned subsidiaries, which are addressed in the existing disclosure. The Fund confirms that, to the extent it invests in such subsidiaries in the future, it will revise its disclosure, as appropriate.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

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